UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

THE WET SEAL, INC.

(Name of Issuer)

Class A Common Stock, $0.10 Par Value

(Title of Class of Securities)

961840105

(CUSIP Number)

David P. Falck, Esq.

Pillsbury Winthrop, LLP

1540 Broadway

New York, New York 10036

(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LA SENZA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 961840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEPHEN GROSS HOLDINGS INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 748,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 748,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 961840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEPHEN GROSS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 748,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 748,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 961840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TEITELBAUM HOLDINGS INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 751,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 751,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 751,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 961840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IRVING TEITELBAUM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 751,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 751,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 751,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.: 961840105	Page 7 of 10

                    This Amendment No. 12 to Schedule 13D relates to shares of Class A Common Stock,  $0.10 par value per share (the “Class A Shares”) of The Wet Seal,  Inc. (the  “Issuer”).  This Amendment No. 12 supplementally amends the initial statement on Schedule 13D,  dated August 21, 1995,  and all amendments thereto (collectively,  the “Initial Statement”), filed by the Reporting Persons (as defined  herein).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5.        Interest in Securities of the Issuer

                    According to information furnished by the Issuer, the number of Class A Shares outstanding was 31,657,824 as of July 3, 2004.

                                         (a) (i) La Senza Corporation no longer beneficially owns any Class A Shares.

                                         (ii) Each  of  SGHI  and  Mr.  Gross  may  be deemed  the beneficial owner of 748,500 Class A Shares  (approximately 2.3 % of the total number of Class A Shares outstanding  assuming the conversion of 748,500 Class B Shares). This number consists of 748,500 Class B Shares held for the account of SGHI.

                                         (iii) Each of THI and Mr. Teitelbaum may be deemed the beneficial owner of 751,500 Class A Shares (approximately 2.3 % of the total number of Class A Shares outstanding  assuming the conversion of 751,500 Class B Shares). This number consists of 751,500 Class B Shares held for the account of THI.

                                         First Canada Management Consultants  Limited, a Canadian company wholly owned by  Teitelbaum  Investments  Ltd., a Canadian  company of which Mr. Teitelbaum  is  the  majority  shareholder  (“First  Canada”),  holds  presently exercisable options to acquire 418,334 Class A Shares. In addition, First Canada holds the following additional options to acquire (i) 67,500 Class A Shares, which options will vest on September 22, 2004, (ii) 45,000 Class A Shares, which options will vest on May 4, 2005,  (iii) 66,666 Class A Shares, which options vest in increments of 33,333 on April 4, 2005 and 2006 and (iv) 50,000 Class A Shares, which options vest in increments of 25,000 on April 7, 2005 and 2006.

                                         (b) (i) Each of SGHI and Mr. Gross may be deemed to have shared power to direct the disposition of the 748,500 Class B Shares held for the account of SGHI.

                                         (ii) Each of THI and Mr. Teitelbaum may be deemed to have shared power to direct the disposition of the 751,500 Class B Shares held for the account of THI.

                                         (c) Since May 19, 2004 (60 days prior to the date hereof), La Senza Corporation has effected the following sales of Class A Shares on the NASDAQ National Market:

CUSIP NO.: 961840105	Page 8 of 10

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(Exclusive of Commissions)
July 13, 2004	214,000	6.51
July 14, 2004	503,300	5.81
July 15, 2004	608,065	5.52
July 16, 2004	887,404	5.13
July 19, 2004	910,231	4.05

Except for the transactions disclosed above, there have been no transactions  with respect to the Class A Shares since May 19, 2004 by any of the Reporting Persons.

                                         (e) As of July 16, 2004 each of La Senza Corporation, SGHI, THI, Mr. Gross and Mr. Teitelbaum ceased to be a beneficial owner of more than five percent of the Shares.

                                         With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

Item 7.           Material to be Filed as Exhibits.

                    The Exhibit Index is incorporated herein by reference.

CUSIP NO.: 961840105	Page 9 of 10

Signature

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 19, 2004

LA SENZA CORPORATION

By:/s/ I. Teitelbaum
Name: I. Teitelbaum
Title: Chairman and Chief Executive Officer

STEPHEN GROSS HOLDINGS INC.

By:/s/ Stephen Gross
Name: Stephen Gross
Title: Secretary

STEPHEN GROSS

By:/s/ Stephen Gross

TEITELBAUM HOLDINGS INC.

By:/s/ I. Teitelbaum
Name: I. Teitelbaum
Title: Secretary

IRVING TEITELBAUM

By:/s/ I. Teitelbaum

CUSIP NO.: 961840105	Page 10 of 10

EXHIBIT INDEX

B.             Joint Filing Agreement, dated as of February  4, 2004, by and among La Senza  Holdings Inc., La Senza Equities Inc., La Senza Corporation, Stephen Gross Holdings Inc., Stephen Gross, Teitelbaum Holdings Inc. and Irving Teitelbaum, is hereby incorporated by reference to Exhibit B to Amendment No. 10 of this Schedule 13D, dated January 30, 2004.